Via Facsimile and U.S. Mail
Mail Stop 6010

February 17, 2009

Roger Smith
EVP, Treasurer and Chief Financial Officer
Infinity Property and Casualty Corporation
3700 Colonnade Parkway
Birmingham, AL 35243

Re: Infinity Property and Casualty Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the quarterly period ended September 30, 2008
File No. 0-50167

Dear Mr. Smith:

We have completed our review of your Form 10-K and related documents and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief